Exhibit 99.1

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 – 4464 Markham Street

Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2021

AND

INFORMATION CIRCULAR

October 29, 2021

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of ImmunoPrecise Antibodies Ltd. (the “Company”) will be held via live teleconference on Tuesday, November 30 2021, at 10:00 a.m. (Vancouver, British Columbia time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2021, together with the auditors’ report thereon;

2.	to set the number of directors at six persons;

3.	to elect Jennifer Bath, James Kuo, Greg Smith, Robert Burke, Paul Andreola and Anna Pettersson as directors of the Company for the ensuing year;

4.	to reappoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company’s 10% rolling stock option plan as more particularly described in the accompanying Information Circular; and

6.	to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

In light of ongoing concerns related to the spread of COVID-19 and in order to mitigate potential risks to the health and safety of the Company’s shareholders, employees and other stakeholders, the Company is conducting the Meeting via live teleconference. Registered shareholders and duly appointed proxyholders that have properly registered before the Meeting can participate, vote, or submit questions of management at the Meeting. There will be no in-person component to the Meeting and shareholders who wish to attend the Meeting must do so in accordance with the directions set out in the Information Circular under the heading “Voting of Proxies”.

The Company’s board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com by 10:00 a.m. (Vancouver, British Columbia time) on Friday, November 26, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on October 4, 2021, will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice. DATED at Vancouver, British Columbia, the 29th day of October 2021.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

“Jennifer Bath”

Jennifer Bath

Chief Executive Officer, President and Director

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 – 4464 Markham Street,

Victoria, BC V8Z 7X8

INFORMATION CIRCULAR

October 29, 2021

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to shareholders holding common shares (the “Common Shares”) in the capital of ImmunoPrecise Antibodies Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held via live teleconference at 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, November 30, 2021, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is October 29, 2021, and unless stated otherwise, all information is provided as of that date. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers, and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining their principal’s authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting or at any adjournment or postponement thereof. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of October 4, 2021, on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting or at any adjournment or postponement thereof.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) at their offices located at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com no later than forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their form of proxy prior to registering the proxyholder to participate in the teleconference. Registering a proxyholder to participate in the teleconference is an additional step once the shareholder has submitted their form of proxy. Failure to complete the teleconference registration will result in the proxyholder not receiving a PIN. Without a PIN, proxyholders will not be able to vote or ask questions at the Meeting. To register a proxyholder, shareholders must visit the following link prior to 10:00 a.m. (Vancouver, British Columbia time) on November 26, 2021:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10016693&linkSecurityStrin g=1305784a8c

In order to receive the details so that you may forward them to your proxyholder, enter your email address on the first screen, then complete the balance of the registration process using your proxyholder’s details. You will receive a confirmation email with a calendar booking and will need to forward this to your proxyholder. Alternatively, you may use your proxyholder’s details throughout and advise them to watch for the confirmation email. See below under “How to Attend the Meeting” for further details on the registration process.

If a shareholder who has submitted a proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

Manner of Voting by Proxy

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

How to Attend the Meeting

Registered shareholders and duly appointed proxyholders who have properly registered for the teleconference prior to the Meeting, as outlined below, will be able to vote and ask questions of management at the Meeting. All other shareholders and stakeholders can attend the Meeting via teleconference without pre-registering but will not be permitted to vote or ask questions at the Meeting.

In order to be permitted to vote or ask questions at the Meeting, registered shareholders and duly appointed proxyholders must register for the teleconference via the following link prior to 10:00 a.m. (Vancouver, British Columbia time) on November 26, 2021:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10016693&linkSecurityStrin g=1305784a8c

After such registration has been completed, such registered shareholders and duly appointed proxyholders will see on screen a unique PIN they have been assigned as well as dial-in phone numbers they may use to join the Meeting. These details will also be sent to such registered shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that registered shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

All other shareholders and stakeholders will only be able attend the Meeting as guests, which allows them to listen to the Meeting but not vote or submit questions. Those wishing to do so should dial the following toll-free or international telephone number, as applicable, approximately five minutes prior to the commencement of the Meeting and ask the operator to join the 2021 Annual General Meeting of ImmunoPrecise Antibodies Ltd.:

Toll-free (Canada/U.S.): 1-800-319-4610; or

Toll (international): +1-604-638-5340.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited (which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co., as nominee for the Depository Trust Company (which acts as a brokerage depository for many U.S. firms and custodial banks). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company, or its agent, will send the Notice, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the Notice, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs. The Company does not intend to send the Meeting Materials directly to OBOs and does not intend to pay for intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s Common Shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions in Canada and Broadridge Financial Services Inc. in the United States (collectively “Broadridge”). Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder will need to write their name (or their nominee’s name) in the space provided in the VIF and return it in accordance with the instructions in the VIF.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must arrange for its intermediary to revoke its VIF on its behalf in accordance with the timing requirements of such intermediary.

These Meeting Materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 19,374,690 Common Shares are issued and outstanding as of the date hereof. Persons who are registered shareholders at the close of business on October 4, 2021 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares.

PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the fiscal year ended April 30, 2021, including the related management’s discussion and analysis and auditors report will be presented to shareholders at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Company’s profile on SEDAR at www.sedar.com, the Company’s website at www.immunoprecise.com, and copies may be obtained from the Company upon request.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at six (the “Board Size Resolution”). To be effective, the Board Size Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that shareholders vote for the Board Size Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the Board Size Resolution.

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Incorporation (the “Articles”) or until such director’s earlier death, resignation, or removal.

At the last annual general meeting, the shareholders elected Jennifer Bath, Robert Beecroft, Greg Smith, Dr. James Kuo, Robert Burke, Paul Andreola and Brian Lundstrom to the board of directors (the “Board”). Robert Beecroft retired from the Board effective June 22, 2020 and Brian Lundstrom will not be seeking re-election as a director of the Company at the Meeting.

Management of the Company proposes to nominate each of the following persons for election as a director, in each case, to hold office until the next annual general meeting of shareholders of the Company or until their successors are duly elected and appointed in accordance with the Company’s Articles or their earlier death, resignation or removal. Information concerning such persons, all of whom, with the exception of Anna Pettersson, are presently members of the Company’s Board, is as furnished by the individual nominees as of October 29, 2021 as follows:

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly

Dr. Jennifer Bath(1) Minnesota, USA Chief Executive Officer, President and Director	CEO, President of the Company; Global Director of Aldevron, LLC from July 2015 to February 2018, a company that provides plasmid DNA, messenger RNA (mRNA), and recombinant proteins for biopharma clients.	CEO and President since February 2018, and Director since May 2018	20,434

Dr. James Kuo (2) California, United States Chairman and Director	Chairman of the Company since December 2016; Managing Director at Athena Bioventures, a venture capital firm investing in breakthrough medicine from 2007 to present.	Director since December 2016	Nil

Greg Smith (1)(2)(3) British Columbia, Canada Director	President & Owner of Broadway Refrigeration & Air Conditioning Co. Ltd., a company specialized in HVAC-R mechanical and maintenance services; Chairman and Interim CEO of Lite Access Technologies (TSXV: LTE), a company specialized in micro/narrow trenching technologies and specialist fibre-optic products; Director of Atlas Engineered Products Inc. (TSXV: AEP), a supplier of trusses and engineered wood products.	Director since September 2016	19,000

Dr. Robert Burke (1)(2)(4) Victoria, Canada Director	Professor (Emeritus) at the University of Victoria.	Director since December 2017	38,600

Paul Andreola (1)(3)(4) Vancouver, Canada Director	President, CEO and Director of NameSilo Technologies Corp. (CSE: URL), a low-cost provider of domain name registration and management services; Director of West Mining	Director since November 2018	1,259,900

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly

Corp. (TSXV: WEST), a mineral exploration company engaged in acquiring and exploring advanced and prospective early-stage exploration projects, from August 2017 to January 2021.

Dr. Anna Pettersson New York, USA Director	Owner and Founder of Barnegat Advisors, a strategic advisor to the life sciences industry; Owner and Founder of Canine Training and Behaviour Modification, a dog training and behaviour consultation provider; Senior Director at Pfizer, Inc. (NYSE: PFE), a global pharmaceutical company, from 2012 to March 2021.	N/A	Nil

Notes:

(1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as of October 29, 2021, based upon information furnished to the Company by the individual directors.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Management recommends that shareholders vote for the election of each of the nominees listed above as directors of the Company until the next annual general meeting. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the election of the nominees listed in the form of proxy.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the knowledge of management of the Company, no proposed director of the Company, is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer, chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Information Circular, an “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to an exemption under securities legislation, and such order was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of management of the Company, no proposed director is, or has been within the ten years preceding the date of this Information Circular:

(a)

a director or an executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency; or

(b)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Penalties or Sanctions

No proposed director has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

General

The information in this section is provided as required under Form 51-102F6. During the financial year ended April 30, 2021, the Company had five named executive officers (“NEOs”), namely:

(i)	Yasmina Abdiche, who was the Chief Scientific Officer from April 1, 2020 until July 1, 2021;

(ii)	Jennifer Bath, who has been the Chief Executive Officer and President since February 21, 2018;

(iii)	Lisa Helbling, who has been the Chief Financial Officer since January 11, 2019;

(iv)	Stefan Lang, who has been the Chief Business Officer since October 1, 2019; and

(v)	Kari Graber, who has been the Vice President of Client Relations and Project Management since July 1, 2019.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company’s executive compensation program is administered by the Board through the Compensation Committee. The primary objectives of the executive compensation program include:

•	attracting and retaining high-quality senior executives,

•	aligning executive compensation with long-term success of the Company, and

•	providing compensation that is competitive with that of comparable companies.

Compensation Elements

The Company’s executive compensation program consists of three elements, detailed below:

Compensation Element	Purpose

Base salary	The Company provides a base salary to each NEO to attract and retain key employees and provide a cash payment to executives not tied to performance objectives or Common Share return. Base salary is determined and reviewed annually by the Compensation Committee.

Short-term cash incentives	The Company provides cash incentive payments based on the financial performance of the Company and the individual performance of executives. The target incentive for the CEO is 100% of base salary with U.S.$150,000 of that total guaranteed, while other NEOs range from 25% to 50% of base salary.

Stock option plan	The Company provides stock option awards to align executive compensation with the long-term success of the Company.

Base salary is reviewed annually by the Compensation Committee. During the fiscal year ended April 30, 2021, the Compensation Committee engaged Arnosti Consulting to complete a benchmarking analysis of the Company’s executive compensation program. The goal was to benchmark and provide recommendations for executive cash and equity compensation components. A total of 24 publicly traded peer companies of similar focus and market capitalization were included to complete the study. The benchmark group contained the following companies:

Compensation Benchmark Companies
Aduro Biotech, Inc.	Celldex Therapeutics, Inc.	Infinity Pharmaceuticals, Inc.
AIM ImmuoTech Inc.	CorMedix Inc.	Jounce Therapeutics, Inc.
AnaptysBio, Inc.	Crinetics Pharmaceuticals, Inc.	Liminal BioSciences Inc.
Assembly Biosciences, Inc.	Cymabay Therapeutics, Inc.	MEI Pharma, Inc.
Athersys, Inc.	CytomX Therapeutics, Inc.	Pieris Pharmaceuticals, Inc.
Aurinia Pharmaceuticals Inc.	Five Prime Therapeutics, Inc.	Scholar Rock Holding Corporation
Calithera Biosciences, Inc.	Harpoon Therapeutics, Inc.	Solid Biosciences Inc.
Catalyst Biosciences, Inc.	Idera Pharmaceuticals, Inc.	Sutro Biopharma, Inc.

As a result of the study, the compensation of each NEO was adjusted effective September 15, 2020, to approach more competitive compensation as compared to the benchmark group.

The following table sets forth the fees billed to the Company by Arnosti Consulting for the financial years ended April 30, 2021 and 2020:

Fee Category	Year Ended April 30, 2021 ($)	Year Ended April 30, 2020 ($)
Executive Compensation-Related Fees	7,931	—
All Other Fees	3,812	—
Total	11,743	—

Short-term cash incentives are based on the financial performance of the Company and the achievement of individual performance objectives by each NEO. The Board reviews the Company’s performance against these targets annually and determines the NEO’s short-term incentive payment. Performance targets during the fiscal year ended April 30, 2021 are detailed below:

Performance Objective	Weight	Achievement

Exceed targeted revenue metric during the fiscal year ended April 30, 2021.	25%	The Company achieved its revenue target and 100% of the objective was earned.

Exceed targeted adjusted operating EBITDA(1) metric during the fiscal year ended April 30, 2021.	35%	The Company achieved its adjusted operating EBITDA target and 100% of the objective was earned.

Achievement of individual performance goals.	40%	NEO individual performance achievement ranged from 36% to 99%.

(1)

Adjusted operating EBITDA is a non-IRFS measure. The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Board periodically awards stock options to NEOs under the Company’s Stock Option Plan to align executive compensation with the long-term success of the Company. The amount and terms of outstanding options held by an executive are considered when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant.

Performance Graph

On April 30, 2021, the closing price of a Common Share on the TSX Venture Exchange was $12.13. The following graph shows the cumulative return of $100 invested in the Common Shares on December 29, 2016, compared to the total return of the S&P/TSX Venture Composite Index.

Compensation paid to executives does not directly correlate with the above performance graph. The Company’s compensation philosophy is detailed under the heading “Compensation Philosophy and Objectives” above and is not based on short-term performance of the Company’s Common Shares.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2021, 2020, and 2019. All cash payments in the table below are made in U.S. dollars except for Dr. Lang’s, which are made in Euros. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2021	1.2285
April 30, 2020	1.3910
April 30, 2019	1.3423
Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2021	1.4798
April 30, 2020	1.5186

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(1) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Dr. Jennifer Bath(2)	2021	502,761	—	1,254,647	514,329	—	—	34,785	2,306,522
CEO, President, and Director	2020	488,477	—	—	184,355	—	—	19,845	692,677
	2019	504,926	—	175,136	469,805	—	—	32,756	1,182,623
Lisa Helbling CFO	2021	352,170	—	179,235	181,182	—	—	35,364	747,951
	2020	362,869	—	165,398	159,757	—	—	18,423	706,447
	2019	110,964	—	—	57,164	—	—	5,079	173,207
Dr. Stefan Lang Chief Business Officer	2021	360,035	—	119,490	130,855	—	—	29,453	639,833
	2020	219,581	—	86,395	19,491	—	—	—	325,467
	2019	—	—	—	—	—	—	—	—
Dr. Yasmina Abdiche Chief Scientific Officer	2021	311,220	—	—	34,369	—	—	24,983	370,572
	2020	30,490	—	129,340	—	—	—	—	159,830
	2019	—	—	—	—	—	—	—	—
Kari Graber VP of Client Relations and Project Management	2021	198,689	—	59,745	52,923	—	—	22,364	333,721
	2020	186,858	—	—	18,083	—	—	15,456	220,397
	2019	177,855	—	61,553	—	—	—	9,214	248,622

Notes:

(1)

Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.

(2)	Dr. Bath received no compensation in her capacity as director of the Company.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Black-Scholes model inputs
					Common share price on grant date ($)	Exercise price ($)	Expected life (years)	Risk- free rate
Dr. Jennifer Bath	2021	5.975	210,000	1,254,647	8.150	8.500	5.00	0.31%
	2019	2.502	70,000	175,136	3.550	5.000	5.00	2.20%
Lisa Helbling	2021	5.975	30,000	179,235	8.150	8.500	5.00	0.31%
	2020	2.757	60,000	165,398	3.850	5.000	5.00	2.20%
Dr. Stefan Lang	2021	5.975	20,000	119,490	8.150	8.500	5.00	0.31%
	2020	1.728	50,000	86,395	2.325	2.375	5.00	1.46%
Dr. Yasmina Abdiche	2020	2.587	50,000	129,340	3.800	3.800	3.93	0.38%
Kari Graber	2021	5.975	10,000	59,745	8.150	8.500	5.00	0.31%
	2019	3.078	20,000	61,553	4.100	4.100	5.00	2.20%

Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each NEO as of April 30, 2021.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Jennifer Bath	02/08/18	140,000	2.350	02/07/23	1,369,200	—	—	—
	12/31/18	70,000	5.000	12/31/23	499,100	—	—	—
	09/01/20	210,000	8.500	09/01/25	762,300	—	—	—
Lisa Helbling	01/11/19	60,000	5.000	01/11/24	427,800	—	—	—
	09/01/20	30,000	8.500	09/01/25	108,900	—	—	—
Dr. Stefan Lang	10/01/19	50,000	2.375	10/01/24	487,750	—	—	—
	09/01/20	20,000	8.500	09/01/25	72,600	—	—	—
Dr. Yasmina Abdiche	04/28/20	50,000	3.850	04/01/24	414,000	—	—	—
Kari Graber	11/07/18	20,000	4.100	11/07/23	160,600	—	—	—
	09/01/20	10,000	8.500	09/01/25	36,300	—	—	—

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2021:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Jennifer Bath	347,436	—	514,496
Lisa Helbling	87,300	—	181,241
Dr. Stefan Lang	209,444	—	126,177
Dr. Yasmina Abdiche	—	—	34,380
Kari Graber	12,432	—	52,940

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2021. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2021. The average daily exchange rate as reported by the Bank of Canada on February 3, 2021, was USD$1.00 = $1.2285.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. James Kuo	43,509	—	58,514	—	—	—	102,023
Greg Smith	29,433	—	58,514	—	—	—	87,947
Robert Burke	26,362	—	58,514	—	—	—	84,876
Paul Andreola	23,034	—	58,514	—	—	—	81,548
Brian Lundstrom(2)	20,475	—	58,514	—	—	—	78,989

Notes:

(1)

The compensation of Dr. Jennifer Bath, a director and the Chief Executive Officer and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.

(2)	Brian Lundstrom was appointed as a director of the Company on October 3, 2019 and will not be seeking re-election at the Meeting.

Directors of the Company are paid a base annual retainer of USD$40,000 along with additional compensation for various positions, detailed below:

Position	Additional Annual Compensation (USD$)
Chair/Lead Independent Director	30,000
Chair of Audit Committee	15,000
Member of Audit Committee	7,500
Chair of Compensation Committee	10,000
Member of Compensation Committee	5,000
Chair of Nominating/Governance Committee	8,000
Member of Nominating/Governance Committee	4,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2021.

Annual equity compensation is set at 0.29% of total shares outstanding as of the most recent Annual General Meeting of Shareholders. Option-based awards shown in the table above reflect an award of 5,000 options to each Director during the fiscal year ended April 30, 2021.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2021.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. James Kuo	12/21/16	25,000	1.500	12/20/21	265,750	—	—	—
	12/31/18	30,000	5.000	12/31/23	213,900	—	—	—
	01/06/21	5,000	20.300	01/06/26	—	—	—	—
Greg Smith	12/21/16	20,000	1.500	12/20/21	212,600	—	—	—
	01/03/18	30,000	3.250	01/03/23	266,400	—	—	—
	12/31/18	40,000	5.000	12/31/23	285,200	—	—	—
	01/06/21	5,000	20.300	01/06/26	—	—	—	—
Robert Burke	01/03/18	20,000	3.250	01/03/23	177,600	—	—	—
	12/31/18	40,000	5.000	12/31/23	285,200	—	—	—
	01/06/21	5,000	20.300	01/06/26	—	—	—	—
Paul Andreola	12/31/18	30,000	5.000	12/31/23	213,900	—	—	—
	01/06/21	5,000	20.300	01/06/26	—	—	—	—
Brian Lundstrom	10/03/19	30,000	2.500	10/03/24	288,900	—	—	—
	01/06/21	5,000	20.300	01/06/26	—	—	—	—

Employment, Consulting and Management Agreements

Except for as outlined below, the Company has not entered into a written management contract with any of its directors or officers.

Dr. Bath entered into an executive employment agreement with the Company pursuant to which Dr. Bath is paid USD$350,000 per annum for providing services as Chief Executive Officer of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of USD$150,000 and a USD$200,000 annual bonus payable upon achievement of performance of targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months’ salary. During 2021, the board approved an adjustment to Dr. Bath’s base salary to USD$425,000 per annum and annual bonus to 100% of base salary with USD$150,000 guaranteed.

Ms. Helbling entered into an executive employment agreement with the Company on January 11, 2019, pursuant to which Ms. Helbling is paid USD$260,000 per annum for providing services as Chief Financial Officer of the Company. The Company will pay Ms. Helbling a 50% annual bonus payable upon achievement of targets mutually agreed to with the CEO. In the event of termination without cause, Ms. Helbling will be entitled to the equivalent of six months’ salary. During 2021, the board approved an adjustment to Ms. Helbling’s base salary to USD$300,000 per annum.

Dr. Stefan Lang entered into an executive employment agreement with the Company on October 1, 2019, pursuant to which Dr. Lang is paid €228,000 per annum for providing services as Chief Business Officer of the Company. The Company will pay Dr. Lang an annual bonus payable upon achievement of targets mutually agreed to with the CEO. In the event of termination Dr. Lang will be given three months’ notice with remuneration during that time subject to certain conditions. During 2021, the board approved an adjustment to Dr. Lang’s base salary to €250,950 per annum and annual bonus to 35% of base salary.

Dr. Yasmina Abdiche entered into an executive employment agreement with the Company on April 1, 2020, pursuant to which Dr. Abdiche is paid USD$240,000 per annum for providing services as Chief Scientific Officer of the Company. The Company will pay Dr. Abdiche an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2021, the board approved an adjustment to Dr. Abdiche’s base salary to USD$260,000 per annum and annual bonus to 30% of base salary. Dr. Abdiche’s employment with the Company was terminated on June 30, 2021. In connection with such termination, Dr. Abdiche was paid her earned entitlements, including her accrued but unpaid vacation entitlement and her bonus entitlement earned up to the date of termination.

Ms. Graber entered into an executive employment agreement with the Company on May 1, 2018, pursuant to which Ms. Graber is paid USD$135,200 per annum for providing services as Vice President of Client Relations and Project Management of the Company. The Company will pay Ms. Graber a 25% annual bonus payable upon achievement of targets mutually agreed to with the CEO. In the event of termination without cause, Ms. Graber will be entitled to the equivalent of six months’ salary. During 2021, the board approved an adjustment to Ms. Graber’s base salary to USD$175,000.

Termination and Change of Control Benefits

The Company has entered into a change of control agreement (the “Change of Control Agreement”) with Dr. Bath, which provides for payments in the event of a change of control of the Company. The term “Change of Control” is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control of the Company (as defined below), or (b) all or substantially all of the assets of the Company. The term “Control” is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a change of control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a “Successor”) that are reasonably commensurate with Dr. Bath’s position; (b) the removal or elimination of one or more of Dr. Bath’s duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath’s base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 kilometres or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath’s participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage (“Benefit Plans”); and (f) any other change in the terms and conditions of Dr. Bath’s employment that would constitute a constructive dismissal at common law (each such circumstance, a “Triggering Event”).

In the event that Dr. Bath’s employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath’s employment does not exist; or (b) by the Company within 12 months of a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an “Involuntary Termination”), then the Change of Control Agreement entitles Dr. Bath to receive: (v) an amount equal to 24 months of her salary; (w) an amount equal to twice the amount of her guaranteed bonus; (x) an amount equal to twice the amount of the discretionary bonus paid to her for the last full bonus year; (y) her guaranteed bonus for the year in which the Involuntary Termination occurred, pro-rated based on the number of days worked in the year; and (z) a discretionary bonus for the year in which the Involuntary Termination occurred, calculated based on the discretionary bonus paid to her for the last full bonus year, pro-rated based on the number of days worked in the year.

In addition, if an Involuntary Termination occurs, Dr. Bath’s rights and entitlements upon termination under any incentive plans will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 24 months following such Involuntary Termination, subject to the terms of such Benefit Plans and the consent of the applicable carrier. For any portion of such 24 month period during which the Company is unable to continue to provide coverage under a Benefit Plan due to the applicable carrier’s refusal or the terms of such Benefit Plan, the Company will pay to Dr. Bath compensation equal to the cost to the Company of the Benefit Plan coverage that is not maintained, provided that Dr. Bath does not become entitled to participate in substantially similar benefits through another benefits provider.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2021:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total
2,115,685	—	2,115,685

Except as disclosed in this Information Circular, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company’s executive compensation program is administered by the Compensation Committee. The Compensation Committee consists of Greg Smith and Paul Andreola. All members of the Compensation Committee are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”).

The directors believe that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee’s mandate. All members of the Compensation Committee have substantial knowledge and experience as former senior executives of large and complex organizations and/or as former directors on the boards of other publicly traded entities.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company’s executive officers.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options granted under the stock option plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company’s compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Option Plan. In granting stock options, the Board reviews the total of stock options available under the Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance with the Company’s Option Plan.

The Company is unaware of any significant events that have significantly affected compensation of its management team and directors. The Company did not make any changes to its compensation polices during or after the fiscal year ended April 30, 2021.

Directors, officers, and employees of the Company are not prohibited from the practice of selling “short” securities of the Company and the practice of buying or selling a “call” or “put” or any other derivative security or financial instrument in respect of any securities of the Company.

The Compensation Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company’s compensation program at such time. As at the date hereof, the Compensation Committee has not identified any risks associated with the Company’s compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Compensation Committee and the Board consider risks associated with executive compensation and does not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Pension

The Company does not provide any pension benefits for directors or executive officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, for the financial year ended April 30, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	1,450,900	$7.88	466,022
Equity compensation plans not approved by the security holders	Nil	N/A	Nil
Total	1,450,900	$7.88	466,022

APPOINTMENT OF AUDITOR

Auditor

Crowe MacKay, LLP, the former auditor of the Company, resigned as auditor effective November 1, 2021 at the request of the Company. Grant Thornton LLP, the current auditor of the Company, was appointed by the Board as auditor of the Company effective November 1, 2021. The change in auditor was made following a comprehensive selection process overseen by the Audit Committee. Among other reasons, the Audit Committee’s recommendation was based on the belief that periodically rotating the auditor is an important means of refreshing the relationship between the auditor and the Company, guards against conflicts of interest and ensures a high standard of oversight.

In accordance with Part 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, attached to this Information Circular as Schedule “B” are copies of the documents filed with the applicable securities regulatory authorities relating to the change of auditor, including copies of the Notice of Change of Auditor and letters from Crowe MacKay, LLP, as predecessor auditor, and Grant Thornton LLP, as successor auditor (collectively, the “Auditor Reporting Package”). The Auditor Reporting Package was filed on SEDAR under the Company’s profile on October 28, 2021. As indicated in the Notice of Change of Auditor, there were no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the Company’s financial statements by Crowe MacKay, LLP for the two most recently completed financial years as at the date of the Notice of Change of Auditor, being the reports for the financial years ended April 30, 2021 and 2020.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reappoint Grant Thornton LLP as auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board (the “Auditor Reappointment Resolution”). To be effective, the Auditor Reappointment Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. Management recommends that shareholders vote for the Auditor Reappointment Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the Auditor Reappointment Resolution.

CONFIRMING STOCK OPTION PLAN

The Company has adopted a “rolling” stock option plan (the “Stock Option Plan”) whereby 10% of the number of issued and outstanding Common Shares of the Company at any given time may be reserved for issuance pursuant to the exercise of options. The TSX Venture Exchange requires that the Stock Option Plan be submitted for approval annually by the shareholders at the annual general meeting of the Company. Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution to approve the Stock Option Plan (the “Stock Option Plan Resolution”).

To be approved, the Stock Option Plan Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. The Board has approved the Stock Option Plan and recommends shareholders vote for the Stock Option Plan Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the Stock Option Plan Resolution.

The Stock Option Plan was established to provide incentives to directors, officers, employees, management company employees and consultants who provide services to the Company. The intention of management in proposing the Stock Option Plan is to increase the proprietary interest of such persons in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company.

The Stock Option Plan provides for a floating maximum limit of 10% of the outstanding Common Shares, as permitted by the policies of the TSX Venture Exchange. As of the date of this Information Circular, the Company was eligible to grant up to 1,937,469 options under its Stock Option Plan. There are presently 1,425,650 options outstanding, and 511,819 options reserved and available under the Stock Option Plan.

Terms of the Stock Option Plan

Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate. The exercise price of option grants will be determined by the Board but cannot be lower than the price permitted by the TSX Venture Exchange. The Stock Option Plan provides that, on a yearly basis, the number of Common Shares that may be reserved for issuance to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares if the individual is a director or officer, or 2% of the issued Common Shares if the individual is a consultant to the Company, and that the aggregate number of options granted to all persons retained to provide investor relations services to the Company may not exceed 2% of the issued Common Shares. Subject to earlier termination, all options granted under the Stock Option Plan will expire not later than the date that is five years from the date that such options are granted. In the event that an optionee ceases to be a director, officer, employee or consultant, the option will terminate within ninety days or such shorter period as provided in such optionee’s agreements with the Company. In the event of the death of an optionee, the options will only be exercisable within 12 months of such death. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession.

Disinterested Shareholder Approval

Under the policies of the TSX Venture Exchange, if the grant of options under the Stock Option Plan to insiders of the Company, together with all of the Company’ outstanding stock options, could result at any time in:

(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued Common Shares;

(b)	the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued Common Shares; or

(c)	the issuance to any one optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the issued Common Shares,

the Company must obtain disinterested shareholder approval. The policies of the TSX Venture Exchange and the terms of the Stock Option Plan also provide that disinterested shareholder approval will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company. The term disinterested shareholder approval means approval by a majority of the votes cast at a meeting of shareholders other than votes attaching to Common Shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Stock Option Plan.

A copy of the Stock Option Plan is available for review at the registered offices of the Company, located at Suite 704, 595 Howe Street, Vancouver, British Columbia, during normal business hours up to an including the date of the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or any subsidiary, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company, nor were any of these individuals indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding provided by the Company, including under any securities purchase or other program.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recent financial year or in any proposed transaction which has materially affected or would materially affect the Company or any subsidiaries.

AUDIT COMMITTEE

NI 52-110 requires the Company to disclose annually in its Annual Information Form (“AIF”) certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The Audit Committee disclosure required pursuant to NI 52-110 can be found at pages 38-40 of the Company’s AIF dated July 27, 2021, with the full text of the Company’s Audit Committee Charter included as Schedule “A” to such AIF, a copy of which is available on the Company’s SEDAR profile at www.sedar.com. A copy of the AIF will be provided free of charge to any securityholder of the Company upon request.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out in Schedule “A” below.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information about the Company is provided in the Company’s comparative annual financial statements to April 30, 2021, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com, and the Company will furnish, without charge, to any shareholder submitting a written request, a copy of any such document. Such written requests should be directed to the attention of ImmunoPrecise Antibodies Ltd., Unit 3204 – 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 29th day of October 2021.

ON BEHALF OF THE BOARD OF IMMUNOPRECISE ANTIBODIES LTD.

“Jennifer Bath”

Jennifer Bath

President and Chief Executive Officer

SCHEDULE “A”

IMMUNOPRECISE ANTIBODIES LTD.

(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

(Implemented pursuant to Form 58-101F1 – Corporate Governance Disclosure)

1)	BOARD OF DIRECTORS

a)	Disclose the identity of directors who are independent.

Five of the current directors are independent within the meaning of section 1.4 of NI 52-110, namely Dr. James Kuo, Greg Smith, Dr. Robert Burke, Paul Andreola, and Brian Lundstrom.

b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Dr. Jennifer Bath, the President and Chief Executive Officer of the Company, is not independent as she is currently an executive officer of the Company.

c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (“Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being five out of six directors. Management is proposing six candidates for election as directors at the Meeting, the majority of which, being five out of six directors, will be independent.

d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Dr. James Kuo	TRYP Therapeutics Inc. (CSE: TRYP)

Paul Andreola	NameSilo Technologies Corp (CSE: URL)

Atlas Engineered Products Ltd. (TSXV: AEP)

Greg Smith	Lite Access Technologies (TSXV: LTE) Atlas Engineered Products Inc. (TSXV: AEP)

e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

The independent directors meet on an as-needed basis, without members of management present. The Company also holds regular board meetings as required at which the opinion of the independent directors is sought. Independent directors also communicate with each other on an informal basis throughout the year.

f)

Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. James Kuo, the Chairman of the Company, is an independent director. As Chairman, Dr. James Kuo is responsible for the following: serving as a principal liaison between the independent directors and senior management; reviewing Board agendas and giving input to management in advance of Board meetings; presiding over Board meetings; and presiding over meetings of the independent directors and communicating the results of these meetings to management, when appropriate.

g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

There were sixteen Board meetings, five Audit Committee meetings, one Corporate Governance and Nominating Committee meeting, and no Compensation Committee or Special Committee meetings held between May 1, 2020 and the date of this Circular. The following table sets forth the attendance record of each director for such meetings:

Board Director	Board Meeting	Audit Committee Meeting	Compensation Committee Meeting	Corporate Governance and Nominating Committee Meeting	Special Committee Meeting
Dr. Jennifer Bath	16	5	N/A	1	N/A
Dr. James Kuo	16	5	N/A	1	N/A
Greg Smith	14	5	N/A	0	N/A
Dr. Robert Burke	16	5	N/A	1	N/A
Paul Andreola	14	5	N/A	1	N/A
Brian Lundstrom	13	5	N/A	0	N/A

2)	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board does not have a written mandate. As prescribed by the Business Corporations Act (British Columbia), the role of the Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its audit committee.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer and President. The Board gives direction and guidance through the Chief Executive Officer to management and keeps management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the Audit Committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the Chief Executive Officer, Chief Financial Officer and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the Chief Executive Officer and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

3)	POSITION DESCRIPTIONS

a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or the chair of each Board committee. The responsibilities of the chair of each Board committee are set out in the applicable committee charter, and the responsibilities of the Chairman of the Board are as set out in section 1(f) above. The mandates of each committee chair provide that each chair’s responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

b)

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has developed a written position description for the President and Chief Executive Officer.

4)	ORIENTATION AND CONTINUING EDUCATION

a)

Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees, and its directors, and (ii) the nature and operation of the issuer’s business.

Prospective new Board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director.

b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

5)	ETHICAL BUSINESS CONDUCT

a)	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

i)	Disclose how a person or company may obtain a copy of the code.

The Company has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to all directors, officers, and employees, which is available on the Company’s website at www.immunoprecise.com.

ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code

A copy of the Code was sent to each director, officer, and employee when it was initially adopted and is provided to each new director, officer, and employee when hired. All such persons are required to complete an annual acknowledgement confirming that they have received and reviewed a copy of the Code and agree to comply with the policies and procedures set out in the Code. The Code also sets out the reporting requirements imposed on all directors, officers and employees.

iii)

Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

N/A.

b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Company who has a material interest in any transaction to which the Company is a party, other than ordinary course employment agreements. Directors and executive officers are required to disclose to the Board the nature and extent of any interest in any material contract or material transaction, whether made or proposed, if the director or executive officer is a party to the contract or transaction, is a director or executive officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. Any director having such an interest must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company.

If the director abstains from voting after disclosure of his or her interest, the other directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director having the material interest is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction must be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company’s Code also requires all directors, officers, and employees to, among other things, act with integrity and observe the highest ethical standards of business conduct.

6)	NOMINATION OF DIRECTORS

a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board identifies new candidates for Board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place through the Corporate Governance and Nominating Committee.

b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The members of the Corporate Governance and Nominating Committee are Dr. Robert Burke and Paul Andreola, both of whom are independent directors.

c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are set out in its charter. The Corporate Governance and Nominating Committee is responsible for: (i) overseeing the Company’s corporate governance policies and practices; (ii) developing criteria for selection of directors; (iii) recommending to the Board nominees to fill vacancies on the Board; and (iv) making recommendations to the Board regarding the composition and mandates of Board committees. The Corporate Governance and Nominating Committee’s powers include: (i) approving the annual disclosure of the Company’s corporate governance practices; (ii) approving any significant amendments to the Company’s corporate disclosure policy; and (iii) reviewing the boards and board committees of other public companies or competitors on which directors of the Company sit to ensure that such service is consistent with the Company’s conflict of interest standards. The members of the Corporate Governance and Nominating Committee are appointed by the Board annually and must consist of at least three directors, a majority of whom must be independent.

7)	COMPENSATION

a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s executive compensation program is administered by the Compensation Committee. In setting compensation rates for named executive officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company’s compensation payable to the named executive officers is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each named executive officer and varies with the amount of time spent by each named executive officer in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Stock Option Plan. In granting stock options, the Board reviews the total of stock options available under the Stock Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance to the Company’s Stock Option Plan. Due to the Company being a junior pharmaceutical & life sciences issuer and having limited financial resources, compensation is not tied to performance criteria or goals.

The Company’s director compensation program is also administered by the Compensation Committee. A compensation consultant was engaged in June, 2020 to aid the Company in setting compensation for its directors.

b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Dr. James Kuo, Greg Smith and Paul Andreola, all of whom are independent directors.

c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter. The Compensation Committee is responsible for: (i) reviewing and recommending for approval by the Board the Company’s agreements with executive officers, compensation policies and plans, and key human resources policies; (ii) reviewing and recommending to the Board the compensation of directors of the Company; and (iii) reviewing and recommending for approval by the Board the executive compensation disclosure of the Company. The Compensation Committee’s powers include evaluating annually the performance of the Company’s Chief Executive Officer and recommending to the Board his or her annual compensation package and performance objectives. The members of the Compensation Committee are appointed by the Board and must all be independent directors. The Compensation Committee must meet at least twice annually.

8)	OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

N/A.

9)	ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

10)	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanism of Board renewal and, if so, include a description of those director term limits or other mechanism of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because (i) the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified Board members than other companies and (ii) the nature of the Company’s business is highly technical, meaning that knowledge of the Company’s product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11)	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance, at the present stage of the Company’s existence and development, it is imperative that the directors of the Company be the best candidates available, irrespective of gender.

b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

i)	a short summary of its objectives and key provisions,

N/A.

ii)	the measures taken to ensure that the policy has been effectively implemented,

N/A.

iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

N/A.

iv)	whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

N/A.

12)	CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.

The Board and the Corporate Governance and Nominating Committee do consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the priority of the Board and the Corporate Governance and Nominating Committee at the present stage of the Company’s existence and development is to seek out the best candidates available, irrespective of gender.

13)	CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board does consider the level of representation of women in executive officer positions when making executive officer appointments. However, the priority of the Board at the present stage of the Company’s existence and development is to seek out the best candidates available, irrespective of gender. Three women currently serve as executive officers of the Company, representing 75% of the Company’s executive officers.

14)	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s Board or in executive officer positions of the issuer by a specific date.

b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s Board. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women on the Company’s Board, as the Company’s priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender.

c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women in executive officer positions, as the Company’s priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender. However, three women currently serve as executive officers of the Company, representing 75% of the Company’s executive officers.

d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

i)	the target, and

N/A.

ii)	the annual and cumulative progress of the issuer in achieving the target.

N/A.

15)	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s Board who are women.

Of the Company’s current directors, 1/6 (representing 16.7%) are women.

b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Of the Company’s current executive officers, 3/4 (representing 75%) are women.

SCHEDULE “B”

IMMUNOPRECISE ANTIBODIES LTD.

(the “Company”)

AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

TO:	Grant Thornton LLP

Crowe MacKay LLP

AND	TO: British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Superintendent of Securities (Newfoundland and Labrador)

Notice is hereby given pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102) of a proposed change of auditor of ImmunoPrecise Antibodies Ltd. (the Corporation).

1.

Following the completion of a tender process for external auditor services, the board of directors of the Corporation determined to request the resignation of Crowe MacKay LLP (the Former Auditor) as its auditor effective as of November 1, 2021 and to appoint Grant Thornton LLP (the Successor Auditor) as the Corporation’s auditor effective as of November 1, 2021.

2.

The auditor’s reports of the Former Auditor on the annual financial statements of the Corporation for the fiscal years ended April 30, 2021 and 2020 did not contain any modifications as to departures from generally accepted accounting principles or limitations in the scope of the audits.

3.	In connection with the audits for the years ended April 30, 2021 and 2020 and through to the date hereof, there have been no reportable events, as defined in NI 51-102.

4.

The Corporation has requested that the Former Auditor and the Successor Auditor each furnish a letter addressed to the securities regulators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of the 13th day of October, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

Per:	(signed) “Lisa Helbling”
Name: Lisa Helbling Title: Chief Financial Officer

GRANT THORNTON LLP	October 20, 2021
200 S. Sixth St.
Suite 1400
Minneapolis, MN 55402

D +1 612 332 0001	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)

RE: ImmunoPrecise Antibodies Ltd. (the “Corporation”)

We have read the notice of change of auditor (the “Notice”) of the Corporation dated October 13, 2021 and are in agreement with the statements in such Notice as it relates to Grant Thornton LLP.

Very truly yours,

Crowe MacKay LLP

1100—1177 West Hastings St.

Vancouver, BC V6E 4T5

Main +1 (604) 687-4511

Fax    +1 (604) 687-5805

www.crowemackay.ca

October 22, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Superintendent of Securities (Newfoundland and Labrador)

Dear Sirs and Mesdames:

Re:	ImmunoPrecise Antibodies Ltd. (the “Company”) – Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102—Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated October 13, 2021, (the “Notice”) and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

We understand that the Notice, along with this letter and a similar letter from Grant Thornton LLP, will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next Annual General Meeting of Shareholders.

Yours truly,

/s/ “Crowe MacKay LLP”

Crowe MacKay LLP

Chartered Professional Accountants